MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

                 September 12, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 58 to Registration Statement on Form N-1A for MFS Series Trust I ("Trust I") (File Nos. 33-7638 and 811-4777) and Post-Effective Amendment No. 80 for MFS Series Trust X ("Trust X") (File Nos. 33-1657 and 811-4492)

Ladies and Gentlemen:

On behalf of Trust I and Trust X, this letter sets forth our responses to your comments on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs"), each filed with the Securities and Exchange Commission (the "SEC") on June 30, 2011.  The PEAs were filed for the purpose of registering MFS Global Brands Fund as a new series of Trust I and MFS Emerging Markets Debt Local Currency Fund as a new series of Trust X (each a “Fund” and collectively the “Funds”). Comments and responses apply to both Funds unless otherwise indicated.

As discussed via telephone when receiving the Staff's comments on the PEAs, Massachusetts Financial Services Company ("MFS"), the Funds' investment adviser, is proposing that Trust I's Board of Trustees change the name of MFS Global Brands Fund to "MFS Global Leaders Fund" prior to the commencement of the Fund's operations.  In connection with the proposed name change, the second paragraph under "Principal Investment Strategies" in the Fund's prospectus will be revised as follows:

"MFS focuses on investing the fund's assets in companies that MFS believes are leaders in their respective industries based on factors such as the strength and durability of their business models and/or strong competitive positions.  These companies typically have (or offer products and/or services that have) well recognized brand names and/or other valuable intangible assets, such as a patent, copyright, or distribution platform."

As discussed, the name change will be reflected in the Post-Effective Amendment to Trust I's Registration Statement that will be filed on or about September 13, 2011, under Rule

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485(b) of the Securities Act of 1933.  Based on the foregoing, the Fund is referred to as "MFS Global Leaders Fund" throughout this letter.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the PEAs.

Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectuses

2.	Comment:
Confirm that any fee waiver or expense limitation described in the fee table will state the period through which it is expected to continue and under what circumstances the waiver or limitation may be terminated.

Response:	Confirmed.

3.	Comment: Response:
With respect to MFS Global Leaders Fund, please add an investment policy stating that the Fund normally invests at least 80% of its net assets in investments considered to be "Leaders" pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that it focuses its investments on a particular type of investment adopt a policy of investing, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by its name.  The SEC made clear in the releases proposing and adopting Rule 35d-1, as well as in the "Frequently Asked Questions" published after Rule 35d-1 was adopted, that the rule does not apply where the name suggests an investment strategy rather than a type of investment.  The examples the SEC provided for types of investments included stocks, bonds, and money market instruments.  The examples the SEC provided for investment strategies included "tax-sensitive," "income," and "growth and income." We believe that use of the term "Leaders" in the Fund's name does not suggest investment in a particular type of investment but suggests an investment strategy of investing in "companies that MFS believes are leaders in their respective industries based on

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factors such as the strength and durability of their business models and/or strong competitive positions."  Therefore, we do not believe that the Fund is required to adopt an 80% investment policy under Rule 35d-1.

4.	Comment:
With respect to MFS Global Leaders Fund, please confirm that the Fund will invest at least 40% of its assets in securities of non-U.S. companies and in at least three different countries given the term "global" in the Fund's name.

Response:
We respectfully disagree that the use of the term “global” in the Fund’s name requires that the Fund must, under normal circumstances, invest at least 40% of its assets in securities of non-U.S. companies and in at least three countries.  We base this conclusion on (1) the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and (2) the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

As an initial matter, Section 35(d) of the 1940 Act does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund.  Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC finds as materially deceptive or misleading.  Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading.  The SEC has not delegated its authority to the Staff to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test.  To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the "Adopting Release")). As a result, a “global” fund’s failure to meet a percentage-based test created by the Staff should not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

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According to the Adopting Release, the general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”  Of course, the name of a fund is not the sole source of information regarding its investments and risks.  Rather the facts and circumstances surrounding the use of the name must also be examined.

The SEC has stated that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus”; and (2) “while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios” (see Investment Company Names, SEC Release No. IC 22530 (February 27, 1997)).  Moreover, Question 10 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 4, 2001) rejects the 40% test requested by the Staff:

"Q: How does rule 35d-1 apply to a fund with a name that includes the term “global” or “international,” followed by a term that suggests a particular type of investment, such as “fixed income?”

A: The terms “international” and “global” connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.  However, a fund that has a name containing both the term “global” or “international,” and a term that suggests that the fund focuses its investments in a particular type of investment, e.g., “fixed income,” will be expected to comply with the 80% investment requirement with respect to the latter term."

The 40% test requested by the Staff, with its insistence on a formulaic percentage limitation, is inconsistent with these statements by the SEC and the Staff.

We believe that the facts and circumstances surrounding the use of the term “global” in the Fund’s name establish that the use of the word “global” is not materially misleading or deceptive.  The focus of the Fund is on making opportunistic investments around the

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world.  In other words, MFS Global Leaders Fund will seek to implement its investment strategies on a global basis, but will generally not allow geography to limit its ability to make the best investments in light of its investment objective.  MFS, as the Fund’s investment adviser, will consider new investments in companies around the world, and anticipates that under normal circumstances the Fund could have a significant number of investments outside of the U.S.  The name “MFS Global Leaders Fund” and the Fund’s prospectus accurately reflect this investment strategy of seeking out opportunistic investments globally.

In light of the foregoing, we believe that the SEC would be unable to find that the MFS Global Leaders Fund’s name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with its intended investments or risks.

5.	Comment:
With respect to MFS Emerging Markets Debt Local Currency Fund, please clarify that the 80% name test includes borrowings for investment purposes by modifying the disclosure as follows: "MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests at least 80% of the fund's net assets, plus borrowings for investment purposes,  in debt instruments denominated in currencies of emerging market countries and in derivative instruments with similar economic characteristics to these securities.

Response:
To the extent the Fund borrows for investment purposes, the borrowing will be included in the Fund's net assets for purposes of the Fund's 80% investment policy.  However, borrowings for investment purposes will not be a principal investment strategy for MFS Emerging Markets Debt Local Currency Fund; therefore, we respectfully decline to include such disclosure.

6.	Comment:	With respect to MFS Emerging Markets Debt Local Currency Fund, clarify the 80% name test disclosure regarding emerging markets debt instruments denominated in local currencies.

Response:
We will modify the disclosure as follows:  "MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests at least 80% of the fund's net assets (i) in debt instruments of issuers that are tied economically to emerging market countries and denominated in local currencies and (ii) in derivative instruments with similar economic characteristics to these instruments."

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7.	Comment:
With respect to MFS Emerging Markets Debt Local Currency Fund, please confirm that U.S. Government securities, as used in the following sentence, will not be used to satisfy the Fund's 80% name test:  "Debt instruments include corporate bonds, U.S. Government securities, foreign government securities, and other obligations to repay money borrowed."

Response:	Confirmed.

8.	Comment:
With respect to MFS Emerging Markets Debt Local Currency Fund, consider the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter"), and modify your derivatives disclosure accordingly.

Response:
We have considered the Derivatives Letter and have determined that derivatives may be a principal investment strategy for MFS Emerging Markets Debt Local Currency Fund and that the derivatives strategy and risk disclosure included in the prospectus is appropriate for the Fund.

9.	Comment:
With respect to MFS Emerging Markets Debt Local Currency Fund, please make the following changes to the "Non-Diversification Risk" disclosure: (i) expand the "Non-Diversification Risk" disclosure included in the "Summary of Key Information" portion of the prospectus to mirror the non-diversified risk disclosure included in the "statutory" section of the prospectus; and (ii) remove the second "more" from the following sentence:  "The fund's performance could be more volatile than the performance of more diversified funds."

Response:	The requested changes will be made.

10.	Comment:
Under the description of the Reinstatement Privilege in the Prospectus, please confirm that the CDSC credit referred to in the following sentence is paid for by the distributor, not by the Fund:  "Any CDSC paid upon the redemption of Class A shares or Class C shares will be credited to your account, and your new Class A shares or Class C shares will be subject to a CDSC according to the CDSC schedule applicable to your original shares."

Response:	Confirmed.

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11.	Comment:
With respect to MFS Emerging Markets Debt Local Currency Fund, please explain how the inclusion of performance of accounts advised or sub-advised by MFS is consistent with the Nicholas-Applegate Capital Management No-Action Letter dated February 7, 1997 (the "Nicholas-Applegate Letter").  In addition, please confirm that MFS managed all of the assets in these accounts, not just a portion of the assets.

Response:
We believe that the inclusion of the performance of accounts managed similarly to the Fund is not misleading and is consistent with the Nicholas-Applegate Letter.  Pursuant to the Nicholas-Applegate Letter, the performance information includes the composite of the accounts that were managed in a manner similar to the Fund and is accompanied by disclosure that the accounts' performance is not the Fund's past performance – nor should it be interpreted as indicative of the Fund's future performance.  MFS managed all of the assets in the accounts included in the performance information.

12.	Comment:
The back cover page of the prospectus states that the Fund's Statement of Additional Information, "as supplemented from time to time," is incorporated by reference into the prospectus.  Please note that the SEC takes the position that supplements to the Statement of Additional Information filed after the date of the current prospectus would not be incorporated by reference into the prospectus.

Response:
We are aware of the SEC's position regarding incorporation by reference, which would not consider supplements to the Statement of Additional Information filed after the date of the current prospectus as being incorporated by reference into the prospectus.

Statements of Additional Information ("SAI")

13.	Comment:	Include the SAI Part II table of contents with the table of contents of the SAI Part I and modify the page numbers so that it is more obvious as to which document you are using.

Response:	The requested change will be made at the next update of the SAI Part II currently scheduled for September 28, 2011.

14.	Comment:	Under "Appendix C – Portfolio Manager(s)," the first two sentences of the fifth paragraph appear to contradict each other: "The

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quantitative portion is based on the pre-tax performance of assets managed by the portfolio manager over one-, three-, and five-year periods relative to peer group universes and/or indices (“benchmarks”). As of December 31, 2010, the performance bonuses for Matthew Barrett and Maile Clark were not based on the pre-tax performance of the Fund relative to a benchmark."

Response:
We will modify the disclosure as follows:  "The quantitative portion is based on the pre-tax performance of assets managed by the portfolio manager over one-, three-, and five-year periods relative to peer group universes and/or indices (“benchmarks”). As of December 31, 2010, the performance bonuses of Matthew Barrett and Maile Clark were not based on the pre-tax performance of the Fund relative to a benchmark because the Fund had not yet commenced operations."

15.	Comment:
Under "Trustee and Officers - Identification and Background," separate into separate columns the description of Principal Occupation and the description of Other Directorships pursuant to Item 17 of Form N-1A.

Response:	The requested change will be made with the next update of the SAI Part II currently scheduled for September 28, 2011.

16.	Comment:
In the Supplement to the SAI Part II - "Appendix E – Investment Restrictions," different versions of fundamental investment restrictions relating to matters such as borrowing, lending, issuing senior securities, and underwriting are used for different funds.  Please explain the reasons for the differences and whether there are substantive differences among these investment restrictions.

Response:
The SAI Part II is a combined document that applies to the majority of the funds within the MFS Funds complex.  The different variations of the fundamental investment restrictions referred to above reflect the versions of fundamental investment restrictions that were adopted at the time a fund was created.  These versions have changed over time in response to factors such as industry developments and perceived best practices.  MFS does not believe that the different versions of fundamental investment restrictions relating to matters such as borrowing, lending, issuing senior securities, and underwriting included in the SAI Part II differ materially substantively.

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17.	Comment:	Under "Appendix E - Investment Restrictions," where stated that the Fund may invest "to the extent permitted by applicable law," describe the requirements of the applicable law.

Response:
To the extent a Fund intends to engage in borrowing, underwriting, issuing senior securities, and lending, the extent to which the Fund may do so and the risks associated with those types of transactions are described in "Appendix D-Investment Strategies and Risks" of the SAI Part II.

18.	Comment:
Under "Appendix E - Investment Restrictions," with respect to MFS Global Leaders Fund's investment restriction (6) on industry concentration, please clarify whether (i) the Fund intends to invest at least 25% of its assets in industries in each of the consumer staples, retailing and leisure sectors, or (ii) the Fund intends to invest at least 25% of its assets in industries within the consumer staples, retailing and leisure sectors in the aggregate.

Response:
The Fund intends to invest at least 25% of its assets in industries within the consumer staples, retailing and leisure sectors in the aggregate.  To clarify the text of the restriction, we will modify the disclosure as follows:  "As a fundamental investment restriction, the Fund will invest at least 25% of its total assets in industries in the consumer staples, leisure, and retailing sectors in the aggregate."

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary